United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ ANNOUNCES NEW EXECUTIVE OFFICERS

(São Paulo, November 17, 2008) - Aracruz Celulose, on this date, announces the appointment of Marcos Grodetzky and Evandro Coura, respectively, as the company’s Chief Financial and Investor Relations Officer and Executive Officer of Controllership.

An economist with more than 25 years’ experience in the capital market, Marcos Grodetzky has worked at HSBC, Telemar, Citibank, Unibanco and Banco Safra, among other institutions. He takes over the running of the company’s financial and investor relations areas from Valdir Roque, who has resigned from the post.

A graduate of the Military Institute of Engineering, with post-graduation in business administration from COPPEAD, Evandro César Camillo Coura has 29 years of professional experience that includes the Brazilian Development Bank (BNDES) and multinational corporations. He assumes the newly created post of Executive Officer of Controllership at Aracruz, with responsibility for Controllership, Risk Management, Supplies and Information Technology.

These changes are part of the process of reorganizing the company’s financial area, and will not interrupt Aracruz’ ongoing negotiations with its banks.

The chairman of the board, Carlos Alberto Vieira, affirmed that, "Aracruz is reinforcing its corporate governance and strengthening its overall structure in order to meet future challenges". He added that, "despite the difficulties imposed by the adverse international scenario, which is affecting the country’s entire production sector, the company retains its strong fundamentals and competitive advantages, as well as its leadership in the eucalyptus pulp market."

Aracruz, November 17, 2008.

Carlos Alberto Vieira Chairman of the Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer